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                             May 5, 2022

       Yusuke Shono
       Chief Executive Officer and Director
       Warrantee Inc.
       1103, Kitahama Craft
       2-4-1 Doshomachi, Chuo-ku
       Osaka City, Osaka 541-0045, Japan

                                                        Re: Warrantee Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 19,
2022
                                                            CIK No. 0001900564

       Dear Mr. Shono:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Form F-1 filed April 19, 2022

       Cover Page

   1. Please disclose the percentage of outstanding shares that will be held by your Chief
                                                        Executive Officer
following the completion of the offering.
       ADS holders may not be entitled to a jury trial, page 28

   2. We note your response to comment 9 and reissue in part. Please disclose whether the jury trial waiver provision
would apply to purchasers in secondary transactions.
 Yusuke Shono
Warrantee Inc.
May 5, 2022
Page 2
Certain Relationships and Related Party Transactions, page 70

3. We note your revisions in response to comment 8. However, it appears that your disclosure providing "summaries of transactions or agreements, since April 1, 2020" still does not reflect the three financial years up to the date of the document, as required by Item 7.B. of Form 20-F. Please revise.
       You may contact James Giugliano at 202-551-3319 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements or related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameYusuke Shono
                                                           Division of
Corporation Finance
Comapany NameWarrantee Inc.
                                                           Office of Trade &
Services
May 5, 2022 Page 2
cc:       Daniel K. Donahue, Esq.
FirstName LastName